
September 3, 2013

<u>Via E-mail</u>
Mr. John K. Martin
Chief Financial Officer
& Administrative Officer
Time Warner Inc.
One Time Warner Center
New York, NY 10019-8016

> **Re:** **Time Warner Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **Response dated August 7, 2013**
> **File No. 001-15062**

Dear Mr. Martin:

We have reviewed your response letter and have the following comments. As noted in our letter dated May 23, 2013, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to our comment, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>15. Segment Information, page 119</u>

1.   We note your response to comment one. As advertising makes up almost a third of revenue for the network segment, and all of it is attributable to Turner, it is unclear how differences in the nature of advertising as a product, the advertising customer base, and advertising distribution channels (including the sales force), would not result in dissimilarities between HBO and Turner operating segments sufficient enough to preclude aggregation. Please provide us with an analysis under ASC280-10-50-11 which specifically addresses Turner's advertising. Your response should include a discussion of

the quantitative impact of advertising on Turner's margins, as requested in our previous comment, and tell us what portion of subscription revenues for the network segment are attributable to Turner.   Finally, please explain your basis under ASC280-10-50-11 for determining that advertising is not significant in making your aggregation assessment.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Carlos Pacho for

Larry Spirgel
Assistant Director